UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2016

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Sale of Tom&Co June 27, 2016

DELHAIZE GROUP’S OPERATIONS IN BELGIUM

ANNOUNCE SALE OF PET FOOD CHAIN TOM&CO.

BRUSSELS, Belgium, June 27, 2016 – Delhaize Belgium issued a press release this morning announcing the sale of its pet food chain, Tom&Co.

Please find in attachment the original press release.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in seven countries on three continents. At the end of 2015, Delhaize Group’s sales network consisted of 3,512 stores. In 2015, Delhaize Group posted €24.4 billion ($27.1 billion) in revenues. In 2015, Delhaize Group posted €366 million ($407 million) in net profit (Group share). At the end of 2015, Delhaize Group employed approximately 154 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com.

» Contacts

Investor Relations: + 32 2 412 2151

Media Relations: + 32 2 412 8669

CAUTIONARY NOTE REGARDING FORWARD LOOKING

STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Delhaize Group – Sale of Tom&Co – June 27, 2016

DELHAIZE SELLS PET SPECIALIST SHOP TOM&CO

Brussels – Delhaize announces today the sale of its retail formula Tom&Co, the pet specialist shop for pet feed and pet care. An investment group led by Lionel Desclée, current member of the management of Delhaize Belgium, will take over Tom&Co. He will leave Delhaize. The brand Tom&Co will continue to exist. Nothing changes for the employees and the existing network of Tom&Co stores in Belgium, Luxembourg and France.

This morning Delhaize has internally communicated its decision to sell the pet specialist shop. Delhaize has the ambition to become the favourite supermarket of the Belgians again and wishes to focus more than ever on the sale of healthy and high quality food. The management and further development of a pet specialist shop is therefore no longer considered a priority. Nevertheless Tom&Co remains an ambitious and financially sound business with a lot of potential.

The buyer of Tom&Co is PetSerCo, an investment group of which Lionel Desclée is the principal shareholder. He is the current Senior Vice president of Delhaize Belgium and responsible for the independent stores and retail activities. Lionel has the ultimate responsibility for Tom&Co within the management of Delhaize and, in the past, was a member of the operational management of Tom&Co himself. With this acquisition PetSerCo acquires 100 % of the shares in Tom&Co. Following this transaction, Lionel Desclée will leave Delhaize. The acquisition takes effect as of the third quarter of this year.

Tom&Co was founded in 1991 and was since part of the store network of Delhaize Belgium and Luxembourg. Today the chain counts 144 stores in Belgium, Luxembourg and France of which 136 franchised stores and 8 own stores. Tom&Co is specialised in pets, pet care and feed. Aniserco nv* currently employs 58 people : 38 people at the headquarter of Tom&Co in Zellik and its 5 own stores in Belgium, 20 people in its stores in France under the company Serdelco sa**. There will be no consequences for the store network and the associates of Tom&Co. All existing employment agreements will be respected.

On Lionel Desclée’s departure, his responsibilities within the management committee of Delhaize Belgium will be shared by 2 people: Françoise Burlet and Kris Van Strydonck who consequently also becomes a member of the management committee of Delhaize Belgium as Senior Vice President.

Delhaize Belgium

Early March 2016 the network of Delhaize Belgium & Luxembourg counted over 880 stores in different formula (supermarkets Delhaize, AD Delhaize, Proxy Delhaize, Shop&Go, Tom&Co and Red Market) offering a unique shopping experience and high quality service. Delhaize offers a wide assortment of over 20,000 high quality products at affordable prices. Thanks to its 6 own labels (365, Delhaize, taste of Inspirations, Bio, Eco, Care) Delhaize can match all of its customers’ needs. Its customers can also shop online through www.delhaize.be and www.delhaizewineworld.com for wine, or have these delivered at home by Caddy Home. Delhaize Belgium, which generated a turnover of EUR 5.0 billion in 2015 and had a market share of 24.0%* in Belgium, counts over 14,000 associates. Delhaize Belgium is part of Delhaize Group, which is active in 7 countries and on 3 continents, and employs approximately 150,000 people. At the end of September 2015 the network of Delhaize Group counted 3,465 stores.

*Source AC Nielsen

Press information

Roel Dekelver – External Communications Manager Delhaize Belgium

Tel.: +32 (0)2 412 84 51 – E-mail : rdekelver@delhaize.be

*Aniserco is the legal entity holding the activities of Tom&Co in Belgium

**Serdelco is the legal entity holding the activities of Tom&Co in France

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	June 29, 2016	By:	/s/ G. Linn Evans
G. Linn Evans Senior Vice President